Exhibit 12.1
     Earnings consist of income (loss) from continuing operations before income tax, cumulative effect of changes in accounting principles, and fixed charges. Fixed charges consist of interest and financing expense, amortization of deferred financing costs, and the interest component of operating leases, estimated to be one third of rent expense.
     For the years ended December 31, 2008, 2007 and 2006, the six month transition period from July 1, 2005 to December 31, 2005, and the years ended June 30, 2005 and 2004, our ratio of earnings to fixed charges was less than one. For the years ended December 31, 2008, 2007, and 2006, our earnings were less than our fixed charges by approximately $483 million, $144 million, and $21 million, respectively. For the transition period from July 1, 2005 to December 31, 2005, our earnings were less than our fixed charges by approximately $27 million. For the years ended June 30, 2005 and 2004, our earnings were less than our fixed charges by approximately $11 million and $12 million, respectively.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

				Six Months Ended
	Fiscal Years Ended December 31,			December 31, 2005	Fiscal Years Ended June 30,
	2008	2007	2006		2005	2004

	(In thousands)
Earnings

Income (loss) from continuing operations before income taxes	$(479,991)	(143,952)	(20,579)	(27,205)	(11,371)	(12,150)
Fixed charges	46,015	32,280	27,173	9,218	8,120	1,800
Undistributed equity method (income) loss	(2,909)	393	—	—	—	—

Income (loss) before income taxes and fixed charges	$(436,885)	(111,279)	6,594	(17,987)	(3,251)	(10,350)

Fixed Charges

Interest and financing costs	$46,015	32,280	27,173	9,218	8,120	1,800

Total fixed charges	$46,015	32,280	27,173	9,218	8,120	1,800

Ratio of earnings (loss) to fixed charges (1)	N/A	N/A	N/A	N/A	N/A	N/A

Amount of the deficiency	$482,900	143,559	20,579	27,205	11,371	12,150

(1)   Fixed charges exceed earnings in each of the periods presented.